Exhibit 99.1

NYSE, TSX: NTR	News Release

September 14, 2018

Nutrien Responds to Statement from SQM on Agreement Between Tianqi and the FNE in Chile

Calgary, Alberta - Nutrien Ltd. (“Nutrien”) today provides the following response to Sociedad Química y Minera de Chile S.A. (“SQM’s”) extraordinary and self-serving decision to issue a press release on the agreement between Fiscalía Nacional Económica (“FNE”) and Tianqi Lithium Corporation (“Tianqi”).

Nutrien is required by orders of the Chinese and Indian competition authorities to divest its shareholding interest in SQM as a condition of receiving merger approval. Tianqi has agreed to bid for a certain number of the shares through an auction process on the Santiago Stock Exchange. Tianqi’s proposed purchase has been thoroughly reviewed and approved by all competition authorities where required elsewhere in the world. Even though pre-closing review was not required, the Chilean Antitrust Regulator (FNE) has also thoroughly reviewed the proposed transaction and reached agreement with Tianqi on specific, protective remedial measures, which in the view of FNE (and Tianqi) address any and all potential competition issues. FNE consulted SQM during this review. As is the normal process, the agreed upon settlement agreement must be approved by the Tribunal de Defensa de la Libre Competencia (TDLC) of Chile. The TDLC conducted a public hearing yesterday, which was attended by FNE, Tianqi and several intervening parties including Nutrien and SQM.

SQM claims to object to Tianqi investing in the company because it is in the lithium business. Potash Corporation of Saskatchewan was a large minority stakeholder in SQM and appointed directors to SQM’s Board (also a significant potash producer) for almost 15 years. Over that time period, the SQM Board did not identify this as an issue.

Pursuant to the FNE-Tianqi settlement agreement, Tianqi’s rights as a minority shareholder are significantly lower than those held by Potash Corporation of Saskatchewan. The only difference appears to be the country of origin of the minority equity shareholder. Publicly traded companies do not decide who can buy their shares as a minority owner. The actions that SQM have taken also brings into question the company’s openness to foreign investment, a position that can only harm SQM shareholder value.

Given SQM’s efforts to interfere with the proposed transaction, Nutrien is evaluating all potential responsive actions. Despite the efforts of SQM to distort the rule of law, we are confident that the Chilean regulatory and court systems are fair and impartial and that SQM will not succeed in its attempt to frustrate this transaction.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are usually accompanied by words such as “anticipate”, “expect”: “believe”: “may”: “will”, “should”: “estimate”: “intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to the completion date of the transaction. Forward-looking statements in this press release are based on certain key expectations and assumptions made by Nutrien, some of which are outside of Nutrien’s control. Although Nutrien believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct. Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com

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